[On Chapman and Cutler LLP Letterhead]

December 10, 2012

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III

File Nos. 811-09037 and 333-65269

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 26, 2012, which relates to a new series of the Trust, Nuveen Symphony High Yield Bond Fund (the “Fund”).

PROSPECTUS

COMMENT 1 - FUND SUMMARY - ANNUAL FUND OPERATING EXPENSES

Please explain why $50 million was chosen as the assumed amount of the Fund’s average net assets for its first fiscal year in footnote 3 to the Annual Fund Operating Expenses table.

RESPONSE TO COMMENT 1

Based on Nuveen Fund Advisors, Inc.’s (“Nuveen Fund Advisors”) past experience with similar funds, the amount expected to be raised during the first year is estimated to be $50 million.

COMMENT 2 - FUND SUMMARY - ANNUAL FUND OPERATING EXPENSES

Please confirm that the expiration date of the fee waiver included in the Annual Fund Operating Expenses table is at least one year from the date of the prospectus.

RESPONSE TO COMMENT 2

Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) for the Fund do not exceed 0.85% through January 31, 2015, which is over a year from the date of the prospectus. This is disclosed in the prospectus in footnote 4 to the Annual Fund Operating Expenses table and under “How We Manage Your Money - Who Manages the Fund - Management Fees.”

COMMENT 3 - FUND SUMMARY - EXAMPLE

Please revise the Example to include costs for “1 Year” and “3 Years” only.

RESPONSE TO COMMENT 3

The Example has been revised to include costs only for “1 Year” and “3 Years.”

COMMENT 4 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Please describe any strategies that the Fund has with respect to the maturity of bonds and securities from issuers located in emerging markets.

RESPONSE TO COMMENT 4

The Fund does not have any restrictions on the maturity of bonds in which it invests. Additionally, the Fund will not invest in emerging markets securities as a principal investment strategy.

COMMENT 5 - FUND SUMMARY - PRINCIPAL RISKS

In the “Principal Risks” section, please add a risk for equity securities. Under the “Derivatives Risk,” please describe the risks specific to those derivatives used as a principal investment strategy. Additionally, please revise the “Loan Risk” to specify the risks related to bank loans.

RESPONSE TO COMMENT 5

The following risk was added:

“Equity Security Risk—Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur in the equity market as a whole, or they may occur in only a particular country, company, industry, or sector of the market.”

The Derivatives Risk has been revised to state: “Derivatives Risk—The use of derivatives involves additional risks, such as liquidity, interest rate, counterparty, market, credit and management risks, and transaction costs which could leave the Fund in a worse position than if it had not used these instruments. Derivatives may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives could have a large impact on performance. Recent legislation requires the development of a new regulatory framework for the derivatives market. The impact of the new regulations is still unknown, but has the potential to increase the costs of using derivatives, may limit the availability of some forms of derivatives or the Fund’s ability to use derivatives, and may adversely affect the performance of some derivative instruments used by the Fund as well as the Fund’s ability to pursue its investment objective through the use of such instruments.”

Additionally, we have added disclosure to the derivatives risk in the section “How We Manage Your Money - What the Risks Are - Principal Risks” specific to the risks associated with swap agreements and futures contracts.

The Loan Risk has been revised to state: “Loan Risk—Portfolio transactions in bank loans may settle in as short as seven days but typically can take up to two or three weeks, and in some cases much longer. Unlike the securities markets, there is no central clearinghouse for bank loan trades, and the bank loan market has not established enforceable settlement standards or remedies for failure to settle. Credit risk is heightened for bank loans in which the Fund invests because companies that issue such loans tend to be highly leveraged and thus are more susceptible to the risks of interest deferral, default and/or bankruptcy.”

COMMENT 6 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

Please provide the assets under management as of a recent date for Nuveen Fund Advisors, Inc. and its affiliates.

RESPONSE TO COMMENT 6

The amount of assets under management of the Nuveen family of advisers as of September 30, 2012 has been added to the prospectus.

COMMENT 7 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For both portfolio managers, please clarify how long each portfolio manager has had his or her current responsibilities (i.e. since joining Symphony Asset Management LLC, for the past five years, etc.). If either has not had his or her current responsibilities for at least the past five years, please describe the portfolio manager’s responsibilities for the past five years.

RESPONSE TO COMMENT 7

Both portfolio managers have had his or her current responsibilities since joining Symphony Asset Management LLC. The disclosure has been updated to reflect that.

COMMENT 8 - HOW WE MANAGE YOUR MONEY - MORE ABOUT OUR INVESTMENT STRATEGIES

After the statement that the Fund’s investment objective may not be changed without shareholder approval, please provide disclosure to state that shareholders will receive 60 days notice of any change to a principal investment strategy regarding 80% of the Fund’s net assets.

RESPONSE TO COMMENT 8

The following disclosure has been added: “The Fund has adopted a non-fundamental investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”) whereby the Fund, under normal market conditions, will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds rated below investment grade or, if unrated, deemed by the Fund’s portfolio managers to be of comparable quality. As a result, the Fund must provide shareholders with a notice meeting the requirement of Rule 35d-1(c) at least 60 days prior to any change of its Name Policy.”

COMMENT 9 - HOW YOU CAN BUY AND SELL SHARES - HOW TO REDUCE YOUR SALES CHARGE

In the first bullet point under the section “Class A Sales Charge Waivers,” please disclose that such purchases of $1,000,000 or more will be subject to a CDSC if investors redeem within 18 months.

RESPONSE TO COMMENT 9

This information is provided in the footnote to the table in the section “How You Can Buy and Sell Shares - What Share Classes We Offer - Class A Shares.”

COMMENT 10 - HOW YOU CAN BUY AND SELL SHARES - HOW TO REDUCE YOUR SALES CHARGE

At the end of this section, please disclose whether the Fund makes available on its website information regarding the sales loads and the sales chare waivers and breakpoints discussed in this section. If the Fund does not make this information available on its website, please disclose the reasons why it does not do so.

RESPONSE TO COMMENT 10

The Fund does not make available on its website information regarding the sales loads and the sales chare waivers and breakpoints. The Fund does not do so because the Prospectus and Statement of Additional Information have complete information, so no supplemental information on the website is necessary.

COMMENT 11 - HOW YOU CAN BUY AND SELL SHARES - HOW TO SELL SHARES

In the first sentence in the first paragraph of this section, please define “business day” as any day the NYSE is open for business.

RESPONSE TO COMMENT 11

The sentence has been revised to state, “You may sell (redeem) your shares on any business day, which is any day the NYSE is open for business.”

COMMENT 12 - GENERAL INFORMATION - NET ASSET VALUE

Briefly describe the circumstances under which Nuveen Fund Advisors would find a price obtained from a pricing service or other pre-approved source to be unreliable.

RESPONSE TO COMMENT 12

The following sentence has been added to this section:

“Nuveen Fund Advisors might find a price obtained from a pricing service or other pre-approved source to be unreliable if, for example, the price is reviewed because it has not changed for an identified period of time, or because it differs from the previous day’s price by a threshold amount, and Nuveen Fund Advisors determines that recent transactions and/or broker-dealer price quotations differ materially from such price.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 13 - INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), for those investment restrictions that reference the limitations of the Investment Company Act of 1940, (the “1940 Act”), summarize the restrictions of the 1940 Act and any applicable exemptive relief. Also disclose if the Fund has applied for any exemptive orders, and if so, disclose that any exemptive orders applied for are not guaranteed to be granted.

RESPONSE TO COMMENT 13

The SAI has been revised to reflect this comment by adding the following disclosure:

“For purposes of applying the limitations set forth in numbers 2 and 3 above, under the 1940 Act as currently in effect, the Fund is not permitted to issue senior securities, except that the Fund may borrow from any bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3% of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300% the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowing shall be at least 300%.

For purposes of applying the limitation set forth in number 7 above, there are no limitations with respect to unsecured loans made by the Fund to an unaffiliated party. However, when the Fund loans its portfolio securities, the obligation on the part of the Fund to return collateral upon termination of the loan could be deemed to involve the issuance of a senior security within the meaning of Section 18(f) of the 1940 Act. In order to avoid violation of Section 18(f), the Fund may not make a loan of portfolio securities if, as a result, more than one-third of its total asset value (at market value computed at the time of making a loan) would be on loan.

The limitation in number 8 above refers to concentration as that term is applied under the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction. The limitation will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. This limitation also does not place a limit on investment in issuers domiciled in a single jurisdiction or country.”

Additionally, the Fund has not applied for any applicable exemptive orders.

COMMENT 14 - INVESTMENT RESTRICTIONS

Please add disclosure to investment restriction number (8) that the limitation will be applicable to municipal bonds if their income is derived from a specific project, in which case the securities are deemed to be from the industry of that project.

RESPONSE TO COMMENT 14

The following disclosure has been added: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 15 - INVESTMENT POLICIES AND TECHNIQUES - CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Please disclose that when the Fund invests more than 10% of its net assets in cash or cash equivalents, money market funds or short-term taxable fixed income securities for temporary defensive purposes or during periods of high cash inflows or outflows, the Fund may not achieve its investment objective during that period.

RESPONSE TO COMMENT 15

The following sentence has been added: “During such periods, the Fund may not be able to achieve its investment objective.”

COMMENT 16 - SHARES OF BENEFICIAL INTEREST

Please describe how shares are voted. Also state the percentage of the Fund’s equity securities owned by the officers and trustees of the Fund as a group.

RESPONSE TO COMMENT 16

Each share is entitled to one vote, and each class of shares has equal rights as to voting.

The following sentence appears under the section “Management - Share Ownership”: “As of December 10, 2012, the officers and trustees of each Fund, in the aggregate, owned no shares of the Fund.”

COMMENT 17 - TAX MATTERS - FUND STATUS

Please disclose the consequences to the Fund if it does not qualify as a regulated investment company.

RESPONSE TO COMMENT 17

The following disclosure has been added: “If the Fund fails for any taxable year to qualify as a regulated investment company for federal income tax purposes, the Fund itself will generally be subject to federal income taxation (which will reduce the amount of Fund income available for distribution) and your tax consequences will be different from those described in this section (for example, all distributions to you will generally be taxed as ordinary income, even if those distributions are derived from capital gains realized by the Fund).”

COMMENT 18 - PURCHASE AND REDEMPTION OF FUND SHARES - DISTRIBUTION AND SERVICE PLAN

Please describe the anticipated benefits to the Fund that may result from the Fund’s 12b-1 plan.

RESPONSE TO COMMENT 18

The Board may find that the Plan will benefit the Fund based on the nature of the needs designed by be addressed by the Plan, the manner in which the Plan addresses those needs, the services provided by the Distributor and the consequences of not having a 12b-1 plan.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren